PDI, Inc.
Morris Corporate Center I, Building A
300 Interpace Parkway
Parsippany, NJ 07054

July 14, 2011

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mark P. Shuman, Legal Branch Chief

Re:           PDI, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed July 6, 2011
Registration No. 333-174348

Dear Mr. Shuman:

PDI, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3, as amended, registration No. 333-174348 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective, at 4 p.m. Eastern Standard Time on Friday, July 16, 2011, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges that:

•
should the U.S. Securities and Exchange Commission (“Commission”) or the Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PDI, Inc.

By: /s/Jeffrey Smith
Name: Jeffrey Smith
Title: Chief Financial Officer